Contact

www.linkedin.com/in/gary-
fleishman-b344127 (LinkedIn)
www.californiamoves.com/
agentoffice/officedetail.aspx
(Personal)

Top Skills

Negotiation
Short Sales
Sales

Gary Fleishman

Started New Position as VP/Regional Manager at Realty One Group
United 5 Offices
Marina del Rey, California, United States

Summary

Reinvented the Wheel - Literally. Shark Wheel will change the way
you look at Wheels, as it is 540 degrees, not 360 degrees. Who
said the best wheel is round? Not anymore! Scientifically proven by
independent third parties (2 universities) to outperform a traditional
wheel.

Specialties: Certified Negotiator, Commercial-Residential agent,
Short Sale Specialist, Speed Networking, Psychology of Sales,
Lecturer, Working with Sellers-Listing Agent, Negotiate to Win,
successfully negotiated one on one with Donald Trump on a multi-
hundred million dollar project and successfully negotiated with
another billionaire on a multi-million dollar project.

Experience

Realty One Group United
VP/Regional Manager
April 2023 - Present (2 years 5 months)
I AM EXCITED TO ANNOUNCE THAT TODAY REALTY ONE GROUP
UNITED IS MY NEW FAMILY. MY ROLE IS VP/REGIONAL MANAGER,
OVERSEEING 5 OFFICES (Marina del Rey, Hermosa Beach, Torrance,
Rolling Hills Estates-Palos Verdes & Downey). AGENTS & CLIENTS ARE
#1. WE ARE A 100% COMMISSION OFFICE WITH GREAT TRAINING,
MARKETING TOOLS, SUPPORT & MUCH, MUCH MORE. THEY EMBODY
ONE OF MY FAVORITE QUOTES - "NOBODY CARES HOW MUCH YOU
KNOW UNTIL THEY KNOW HOW MUCH YOU CARE." AFTER 43 YEARS
IN REAL ESTATE I THOUGHT I WAS READY TO RETIRE BUT THEN I
WAS EXPOSED TO THIS UNIQUE & GREAT REAL ESTATE COMPANY
THAT I HAVE BEEN LOOKING FOR - AGENTS & CLIENTS FIRST. THE
PEOPLE I WILL BE WORKING FOR ARE ALREADY FAMILY AND THEY
ARE TERRIFIC. MORE TO COME!   STAY TUNED!

Shark Wheel Inc
President
May 2015 - Present (10 years 4 months)
Orange County, California, United States

SHARK WHEEL, INC - The REINVENTION of the WHEEL - Literally
President
December 2012 - Present (12 years 9 months)
Orange County, California, United States

Shark Wheel, Inc.
President
December 2010 - Present (14 years 9 months)

4sphere
CEO
January 2010 - Present (15 years 8 months)

A Revolutionary Wind Turbine that is unique with a never seen before design. It addresses ALL the problems currently confronting this industry. It is eco-friendly, versatile and cost effective. It is the first truly different design to come out in over 50 years. It is a Game Changer with No Noise or Vibrations, No RPM Limitations or RF signals (impacts cell phones), NO BIRD KILL, Low Wind, Low cost to Mfg and maintain. It is scalable and will outperform those giants in Wind Farms and open up the untapped Residential market.

REMAX ESTATE PROPERTIES
3 years 1 month

Commercial & Residential Agent @ Remax Estate Properties Senior Advisor
April 2020 - April 2023 (3 years 1 month)
Silicon Beach/Westchester - Palos Verdes - Venice/Marina

Commercial & Residential Agent - Senior Advisor
April 2020 - March 2023 (3 years)
Silicon Beach/Westchester & Palos Verdes

REMAX
Commercial & Residential Agent
April 2020 - April 2023 (3 years 1 month)
Silicon Beach/Westchester   Palos Verdes   Venice-Marina

Shark Wheel
CEO
January 2011 - November 2021 (10 years 11 months)

The "Reinvention of the Wheel" - Literally. This groundbreaking new design requires a paradigm shift because of its unique geometry. Tested and proven concept through independent third party analysis, this wheel will revolutionize the wheel industry. Initially entering the skateboard arena, Shark Wheel is positioned to enter numerous fields utilizing wheels as their focal point. Stay Tuned!

Coldwell Banker NRT LLC
Branch Manager - Palos Verdes-Beach Cities
June 2001 - April 2020 (18 years 11 months)
Palos Verdes Peninsula

Servicing the Palos Verdes Peninsula, Palos Verdes Estate, Rancho Palos Verdes, Rolling Hills, Rolling Hills Estates, Manhattan Beach, Hermosa Beach, Redondo Beach, San Pedro and Torrance. We can assist you with both your Residential and Commercial real estate needs.

Coldwell Banker Residential Brokerage
Senior Vice-President
May 2005 - September 2007 (2 years 5 months)

Senior V-P/Northwest Regional Manager covering 22 offices from Santa Barbara County to Ventura County to Conejo Valley and San Fernando Valley to San Gabriel Valley. These offices contained almost 2,000 agents.

Education

California State University-Los Angeles
Bachelor of Arts (B.A.), M.A., Recreation, Special Education, minor Psychology · (1998 - 2004)

California State University, Los Angeles
Masters, Special Education; minor-Psychology · (1968 - 1972)

Santa Monica College
nth, get enough credits to transfer · (1963 - 1965)

California State University, Los Angeles
Master's degree, Special Education, Minor Psychology